EXHIBIT 8.1

                                                  August 27, 1996

Centura Banks, Inc.
Centura Bank
134 North Church Street
Rocky Mount, North Carolina  27804

FirstSouth Bank
2946 South Church Street
Burlington, North Carolina  27216

Gentlemen:

         We have served as tax counsel to Centura Banks, Inc. ("Centura"), a bank holding company organized under the laws of the State of North Carolina, and Centura Bank, a wholly-owned subsidiary of Centura, in connection with the adoption of the Agreement and Plan of Reorganization and Merger, dated as of June 7, 1996 (the "Agreement"), by and among Centura, Centura Bank and FirstSouth Bank ("FSB"), a North Carolina banking corporation. Except to the extent otherwise defined herein, capitalized terms used herein have the same meaning as set forth in the Agreement.

         The Agreement provides for the merger of FSB with and into Centura Bank (the "Merger"). Centura Bank will be the surviving corporation resulting from the Merger. Pursuant to the Agreement, all the issued and outstanding shares of FSB Common Stock will be converted and exchanged for shares of Centura Common Stock. The exchange ratio ("Exchange Ratio") for such exchange will be 0.56 shares of Centura Common Stock for each share of Common Stock of FSB, subject to adjustments as described in the Agreement. All steps referred to in the Agreement are collectively referred to herein as the "Reorganization". Following the Reorganization, Centura Bank will succeed to all of the rights, assets, liabilities, and obligations of FSB.

         Cash will be paid by Centura to certain FSB shareholders in lieu of fractional shares of Centura Common Stock. Cash may be paid by FSB to certain FSB shareholders who exercise dissenter's rights with respect to the Reorganization. In the event of payments to dissenting FSB shareholders, Centura will advance such funds to FSB.

         In rendering this opinion we have assumed, without independent verification, the genuineness of all signatures, the authenticity of original documents submitted to us as originals, and the conformity to the originals of all documents submitted to us as certified, conformed, or photostatic copies. We have further assumed that each of the parties to the Agreement has the requisite corporate power and authority to enter into and to perform the



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Centura Banks, Inc./Centura Bank
FirstSouth Bank
August 27, 1996
Page 2



Agreement and the transactions contemplated thereby, that the Agreement has been duly authorized, executed, and delivered by and constitutes a legal, valid and binding obligation of each of the parties thereto, and that all requisite regulatory approvals have been duly obtained.

         We have been provided with a copy of separate letters, both dated August 27, 1996, in which the General Counsel of Centura and Centura Bank and the President of FSB, respectively, on behalf of their respective institutions, make certain representations regarding the transaction (the "Representations"). We have relied upon the accuracy of the Representations in rendering the opinions expressed herein. A copy of both of these letters is attached to this letter.

         In rendering the opinions set forth below, we have considered the Agreement, the Representations, applicable case law and applicable provisions of
(i) the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), (ii) the regulations adopted under the Code, (iii) the Revenue Rulings and Revenue Procedures published under and with respect to the Code, and
(iv) the North Carolina General Statutes as presently in effect and regulations promulgated thereunder. No assurance can be given that legislative, administrative, or judicial decisions or interpretations may not be forthcoming that would significantly change the opinions set forth herein. Any such changes may retroactively and adversely affect such opinions. In addition, it should be noted that an opinion of counsel represents only that counsel's best legal judgment and has no binding effect on the Internal Revenue Service or North Carolina Department of Revenue nor has official status of any kind.

         Based upon the matters and resources we have considered, we are of the opinion that, upon consummation of the Reorganization in strict accordance with all the terms and conditions of the Agreement and in conformity with the Representations, the transaction will be treated as follows for federal income tax purposes:



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Centura Banks, Inc./Centura Bank
FirstSouth Bank
August 27, 1996
Page 3





                  (a) The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. FSB, Centura and Centura Bank will each be a party to the Reorganization within the meaning of
Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by FSB on the transfer of assets to Centura Bank in exchange for Centura Common Stock and the assumption by Centura Bank of the liabilities of FSB. No gain or loss will be recognized by FSB on the distribution of Centura Common Stock to the FSB shareholders.

                  (c) No gain or loss will be recognized by Centura Bank upon the receipt by Centura Bank of the assets of FSB in exchange for Centura Common Stock and the assumption of liabilities of FSB.

                  (d) The tax basis of the assets of FSB in the hands of Centura Bank will be the same as the tax basis of those assets in the hands of FSB immediately prior to the Merger.

                  (e) The holding period of the assets of FSB in the hands of Centura Bank will include the period during which such assets were held by FSB.

                  (f) No gain or loss will be recognized by those FSB shareholders who receive solely Centura Common Stock (including fractional shares) in exchange for their FSB Common Stock.

                  (g) The tax basis of the Centura Common Stock (including fractional shares) received by the FSB shareholders will be the same as the tax basis of the FSB Common Stock surrendered in exchange therefor decreased by the amount of cash, if any, received by the shareholder for the FSB Common Stock and increased by the amount, if any, that was treated as a dividend and the amount of gain, if any, recognized to the shareholder on the exchange.

                  (h) The holding period of the Centura Common Stock (including fractional shares) received by the FSB shareholders will include the period during which the FSB Common Stock surrendered in exchange therefor was held, provided that the FSB Common Stock was held as a capital asset on the date of consummation of the Reorganization.




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Centura Banks, Inc./Centura Bank
FirstSouth Bank
August 27, 1996
Page 4



                  (i) The payment of cash to a FSB shareholder in lieu of the actual issuance of fractional shares of Centura Common Stock will be treated for federal income tax purposes as if such fractional shares were in fact distributed as part of the exchange and the cash was then distributed by Centura in redemption of such fractional shares subject to Section 302 of the Code. If the redemption meets one of the four tests set forth in that section, the shareholder will be treated as if he sold such fractional shares of Centura Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis allocable to such fractional shares. Any gain or loss recognized will be capital gain or loss, assuming that the fractional shares of Centura Common Stock would have been a capital asset in the hands of the shareholder. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

                  (j) A dissenting FSB shareholder who receives cash for his FSB Common Stock will be treated either (i) as having exchanged his shares in FSB for Centura Common Stock which is then redeemed by Centura, subject to the provisions and limitations of Section 302 of the Code; or (ii) as having his shares of FSB Common Stock redeemed by FSB immediately before the Merger, subject to the provisions and limitations of Section 302 of the Code. In either case, if the redemption meets one of the four tests set forth in that section, the shareholder will be treated as if he sold his shares of Centura Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis applicable to his shares of Centura Common Stock which will be the same as his tax basis in his FSB Common Stock. Any gain or loss recognized will be capital gain or loss, assuming that the shares of FSB Common Stock are a capital asset in the hands of the shareholder. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

                  (k) The taxable year of FSB will end on the effective date of the Merger.




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Centura Banks, Inc./Centura Bank
FirstSouth Bank
August 27, 1996
Page 5



                  (l) Centura Bank will succeed to and take into account the items of FSB described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations thereunder.

                  (m) Small banks such as FSB are subject to the provisions of the Code in the same general manner as other corporations. However, institutions such as FSB which meet certain definitional tests may benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. We understand that FSB has used the experience method of calculating its addition to reserves for bad debts. Larger banks, such as Centura Bank, are not permitted to use the experience method. As a result, upon the Merger, Centura Bank will succeed to the bad debt reserve of FSB and must "recapture" such reserve into income for tax purposes over a four-year period.

         We are of the further opinion that the Reorganization will be treated in substantially the same manner for North Carolina income tax purposes as for federal income tax purposes.

         Except to the extent specifically provided herein, no opinion is expressed or implied concerning the federal income tax consequences of the transactions described in the Agreement or the consequences under any other federal, state, or local tax laws.

         The opinions expressed herein are for the exclusive benefit of Centura, Centura Bank, FSB, and the shareholders of FSB in connection with the transactions described in the Agreement, and may not be relied upon by them for any other purpose, or used, circulated, quoted, or relied upon by any other person or entity for any purpose without our prior consent. We consent to the filing of this letter as an exhibit to the Registration Statement.

         This opinion is specifically limited to those matters expressed herein, effective as of the date hereof. We assume no duty to inform you of any changes in our opinion hereafter due to any change in law or facts that may hereafter occur or come to our attention.
                                                     Very truly yours,


                                                     Poyner & Spruill, L.L.P.



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